August 31, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
Mail Stop 6010
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	NYMAGIC, INC. Form 10-K /for the Year Ended December 31, 2009 Definitive Proxy Statement filed April 5, 2010 File No. 001-11238
Dear Mr. Rosenberg:
We are in receipt of your letter dated August 20, 2010 to the Company and provide the following responses:
Comment:
1.
Refer to your response to the first bullet point our comment number two. Your response states that while the use of the cost method of accounting may be appropriate in cases where the limited partner has virtually no influence over the partnership operating and financial policies, you have decided not use the cost method. ASC 323-30-25-1 states that investors in partnerships shall account for their investments using the equity method of accounting by analogy to Subtopic 323-10 if the investor has the ability to exercise significant influence over the investee. ASC 323-10-15-6 defines significant influence. ASC 323-30-S99 states that use of the equity method is required unless the investor’s interest “is so minor that the limited partner may have virtually no influence over partnership operating and financial policies”. Generally investments of more than 3 to 5 percent are considered to be more than minor. Please tell us why you believe you exert significant influence in your less than 3% ownership interests.

Answer:
Supplementally, we advise the Staff that the Company has made an accounting policy election to use the equity method of accounting for its investments in limited partnerships.
The literature to support this position is found in paragraph 8 of Statement of Position 78-9, “Accounting for Investments in Real Estate Joint Ventures” (“SOP 78-9”) (ASC 970-323-25-6) in conjunction with the guidance provided by (“EITF D-46”) “Accounting for Limited Partnership Investments” (ASC 323-30-S99).
•
As per ASC 323-30-S99, investments in all limited partnerships should be accounted for pursuant to ASC 970-323-25-6, which clearly states that the “use of the equity method of accounting for investments in general partnerships is generally appropriate for accounting by limited partners for their investments in limited partnerships”.

•
Under ASC 970-323-25-6, the equity method of accounting is appropriate unless the ownership interest is so minor that the investor may have virtually no influence and therefore the cost method may be appropriate.

•	ASC 323-30-S99-1 clarified this further by stating that practice generally viewed investments of 3 to 5 percent to be “more than minor”, but not “significant”.
The Company’s position is that it is compliant with Generally Accepted Accounting Principles based on the following reasons:
•
As previously indicated, it is not uncommon for our percentage interest in a limited partnership to rise above or fall below 3% of the limited partnership equity due to various commitments or redemptions made by ourselves or other limited partners. Minor changes in ownership above or below the 3% investment level would not change our level of influence.

•
We believe that the Company has substantially the same level of influence over our investments in limited partnerships for less than 3% as those with an interest of 3 to 5 percent (i.e. “more than minor”, but not “significant”).

•
We believe that the Company has a “more than minor”, but not “significant” influence over our investments in limited partnerships for less than 3% by virtue of our related party relationship with Mariner Partners, our investment manager. Mariner Partners may invest other client’s funds collectively with ours that could amount to a 3 to 5 percent interest in a limited partnership, while an individual client’s investment could be less than 3 percent. Additionally, we also may have less than a 3 percent investment in a Mariner Partner’s proprietary fund. Again, because of the related party nature of the investment, we would be deemed to have a “more than minor”, but not “significant” influence over such investments.

Comment:
2.
Refer to your response to the second bullet point in our comment number two. Rule 5-03(a) (12) of Regulation S-X requires that income from equity method investments be presented on the face of the Income Statement. If you have properly included your investments as equity method investments, please revise your presentation to separately disclose the income from those investments on the face of the Income Statement.

Answer:
Supplementally, we advise the Staff that the Company has an accounting policy that includes equity method income from its investment in limited partnerships and similar entities within investment income instead of as a separate line item on the Statements of Operations. Disclosure of the various components of investment income, including equity method income from limited partnerships and similar entities, is provided within note 2 of the financial statements.
The Company acknowledges the Staff’s comment and will therefore comply with disclosing income from equity method investments as a separate line item on the face of the Income Statement in prospective filings.
Comment:
3.
Refer to your response to the third bullet point in our comment number two. Please provide us an analysis as to whether or not the Mariner Sivermine partnership is considered a variable interest entity and if so, provide us an analysis of why you do not believe that you are the primary beneficiary.

Answer:
Supplementally, we advise the Staff that we have not consolidated our 60% investment in Mariner Silvermine, L.P. (“Silvermine”) due to the following fact pattern and analysis:
•
The Company made an initial investment in 2008 of approximately $10,000,000 in Silvermine which represented approximately a 38% share of the limited partnership equity. At the time of the initial investment, the Company concluded that Silvermine was a variable interest entity (“VIE”). The Company determined that the disproportionally criteria of paragraph 5(c) of FASB Interpretation No. 46 (revised December 2003), Consolidation of Variable Interest Entities (FIN 46R) (ASC 810-10-15-14), was met because Silvermine’s equity-at-risk investors’ voting rights were not proportional to their exposure to Silvermine expected losses and expected residual returns and substantially all of Silvermine’s activities were conducted on behalf of the limited partners with disproportionately few voting rights.

•	The Company evaluated ASC 810-10-25-44 and concluded that it was not the primary beneficiary. Accordingly, the Company accounted for this investment using the equity method of accounting.
•
In September 2009, the Company made an additional investment of $20,000,000 which increased its interest to approximately 60% of the limited partnership’s equity. At that time, the Company reevaluated its accounting treatment under ASC 810-10 and concluded that Silvermine remained a VIE.

•
Silvermine’s investment manager and its general partner are related parties of the Company, because they are affiliates of Mariner Partners, Inc., (“Mariner”), which is also a related party of the Company. Mariner is a party to an investment management agreement with the Company pursuant to which Mariner manages the Company’s investment portfolio. Two directors of the Company are also associated with Mariner. Silvermine is a Mariner proprietary fund and Mariner accepts client’s funds, including ours, as limited partnership investments in Silvermine

•
In consideration of whether the Company, rather than its related parties, was the primary beneficiary of the limited partnership, the Company evaluated ASC 810-10-25-44 and concluded that Mariner was most closely associated with Silvermine and was therefore considered the primary beneficiary.

•
In evaluating whether the Company was the primary beneficiary, the Company also considered additional guidance available for interpreting the provisions of ASC 810-10-25-44 from provisions of EITF Issue No. 04-5, “Determining Whether a General Partner as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” (“EITF 04-5”) (ASC 810-20-25). In assessing the primary beneficiary for purposes of ASC 810-10-25-44 , we considered the following key factors:

a) The existence of a principal-agency relationship between parties within the related group. Mariner, as investment manager, is in the business of providing investment management services and creating proprietary funds, including Silvermine, for themselves and clients to invest within. The Company is in the business of selling insurance policies.
b) We also considered provisions from ASC 810-20-25, to analyze whether the general partner would be deemed to control the partnership if it were not a VIE. The Company believes that if possible there generally should be consistency in the consolidation conclusions reached under the provisions of ASC 810-20-25 and the provisions of ASC 810 10 for limited partnerships and this was a significant element of our evaluation. The Company believes this view is also supported by a speech by Mark Mahar, SEC Associate Chief Accountant, in December of 2006, in which Mr. Mahar commented on the interaction between ASC 810 10 and ASC 810-20-25.

•
ASC 810-20-25 addresses the issue of whether a general partner, or the general partners as a group, controls a limited partnership or similar entity when the limited partners have certain rights. ASC 810-20-25 states that, “the general partners in a limited partnership are presumed to control the limited partnership regardless of the extent of the general partners’ ownership interest in the limited partnership. The assessment of whether the rights of the limited partners should overcome the presumption of control by the general partners is a matter of judgment that depends on facts and circumstances. The presumption of control would be overcome if the limited partners have either (a) substantive ability to dissolve (liquidate) the limited partnership or otherwise remove the general partners without cause or (b) substantive participating rights, then the general partner(s) do not control the limited partnership.” The Company does not participate in the selecting, terminating and setting the compensation of management responsible for implementing the limited partnership’s policies and procedures nor in establishing operating and capital decisions of the limited partnership, including budgets, in the ordinary course of business. The general partner holds all voting interests, and the limited partners do not have the ability to dissolve the partnership or otherwise have substantive participating rights, including “kick out” rights.

•
The Company, based on the above analysis, concluded that it was not the primary beneficiary of its investment in Silvermine by determining that the investment was most closely related to Mariner. The Company also determined that it was appropriate to continue to account for this investment using the equity method of accounting as per SOP 78-9 ASC 970-323-25 and EITF D-46 ASC 323-30-S99.

Notwithstanding the above, we note that the gross up of the Company’s financial statements that would result from consolidating the Silvermine limited partnership was not deemed to be material to the financial statements. The initial investment in Silvermine represented only 1% of total assets and as of December 31, 2009 represented only 3% of total assets.
Further, as of the date of this letter, the Company has fully redeemed its position in Silvermine and expects to collect most if not all of its investment by the end of 2010.
Comment
4.
We note your response to our prior comment 3 includes consideration of Mr. Kallop’s “maturation and performance” and his, “performance in the position” in electing to increase his base salary. Please expand your disclosure to include the specific performance factors considered by the Human Resources Committee in determining that Mr. Kallop’s performance warranted such an increase in base salary.

Answer
Supplementally, we advise the Staff that the Company’s Human Resources Committee did not rely on specific objective performance factors in determining that Mr. Kallop’s performance warranted an increase in base salary. The Human Resources Committee’s decision to increase Mr. Kallop’s salary was based instead upon a subjective determination that Mr. Kallop had established his own identity as the Company’s President and Chief Executive Officer by exercising independent decision making free from the tutelage of the Company’s former president and chief executive officer.
Comment
5.
We note your response to our prior comment 4 and representation that the proposed disclosure you have provided is substantially consistent with disclosure that will be included in future filings. In addition to the disclosure you have provided, please disclose the actual targets that were set for the various performance measures considered and the extent of achievement of those targets. Please also clarify what the Company’s action plans were and the extent of achievement of these plans.

Answer
Supplementally, we advise the Staff that the balanced scorecards, indicating targeted performance criteria, as well and the evaluation of the achievement of those targets, for Messrs. Hart and Iacopelli, are set forth below.
Mr. Hart

	Target	Evaluation
Earnings per share	20.0%	40.00%
Book value per share	12.5%	25.00%
Gross written premium	12.5%	11.25%
Loss ratio	12.5%	25.00%
Expense ratio	12.5%	0%

Total Objective Criteria	70.00%	101.25%

Action Plans (Subjective)	30.0%	33.75%
Total	100.00%	135.00%

Mr. Iacopelli

	Target	Evaluation
Earnings per share	25.0%	40.00%
Book value per share	15.0%	25.00%
Gross written premium	12.5%	11.25%
Loss ratio	12.5%	25.00%
Expense ratio	15.0%	0%

Total Objective Criteria	80.00%	101.25%

Action Plans (Subjective)	20.0%	18.75%
Total	100.00%	120.00%
The Company’s 2009 action plans covered a broad range of confidential and often sensitive operating objectives including: refining approaches to underwriting, procuring cost effective reinsurance, obtaining acceptable investment results, ensuring compliance with legal and regulatory developments, maintaining the Company’s financial strength ratings, implementing a new information technology system, addressing human resources concerns, considering strategic opportunities, broadening corporate communications and improving interaction with the board of directors. With one exception, the implementation of a new technology system, which was deemed not to meet expectations, each element of the Company’s action plans was deemed to meet or exceed expectations. The President and Chief Executive Officer’s subjective evaluation of Messrs. Hart’s and Iacopelli’s contribution to the achievement of the objectives set forth in the action plans is reflected in the evaluation score for each of the Named Executive Officers.
The Company is responsible for the adequacy and accuracy of the disclosure in filings. The Company believes that the disclosures reported in its Form 10-K for the fiscal year ended December 31, 2009 are adequate. The Company acknowledges staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that the Company may not assert staff comments as a defense against in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Sincerely,
Thomas J. Iacopelli
Chief Financial Officer